UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

IRELAND INC.
(formerly Merritt Ventures Corp.)
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

46267T 10 7
(CUSIP Number)

Lorrie Ann Archibald
1745 Larkhall Crescent
North Vancouver, BC V7H 2Z3
(604) 929-7089
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 10, 2002
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46267T 10 7

1.	Names of Reporting Persons	Lorrie Ann Archibald
I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instruction):	PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Canadian Citizenship

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	4,550,000 Shares

8.	Shared Voting Power:	Not Applicable

9.	Sole Dispositive Power:	4,550,000 Shares

10.	Shared Dispositive Power:	Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,550,000 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
Not Applicable

13.	Percent of Class Represented by Amount in Row (11):	49.79%

14.	Type of Reporting Person (See Instructions)	IN

CUSIP No. 46267T 10 7

ITEM 1.	SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $0.001 per share (the “Company Shares”), of Ireland Inc., a Nevada Corporation (the “Company”). The principal executive offices of the Company are located at Suite 201, 810 Peace Portal Drive, Blaine, WA 98230.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	Name of Person filing this Statement:

Lorrie Ann Archibald

(b)	Residence or Business Address:

The residential address of the Reporting Person is 1745 Larkhall Crescent, North Vancouver, British Columbia, Canada V7H 2Z3.

(c)	Present Principal Occupation and Employment:

Lorrie Ann Archibald is the President, Chief Executive Officer, Chief Financial Officer and director of the Issuer. The Reporting Person was appointed as a director and officer of the Issuer on February 20, 2001. Ms. Archibald served as a stockbroker’s sales assistant at Continental Securities (which later became Yorkton Securities) from December of 1988 to September of 1992. From September of 1992 to February of 1999, Ms. Archibald was a registered representative with Canaccord Capital Corp. (Investment Dealers). During the period from January 1997 to October 1998, she was also licensed with First Securities, a member of the NASD. During the period from December 1998 to her current employment with the Company, she was a self-employed investor. From July 2001 to May 2005, she has served as President and a Director of Nubio Ventures Inc., a non-reporting mineral exploration company that trades on the pink sheets. In June of 2001, she obtained a free miner’s license in the Province of British Columbia, Canada and since that date has been involved in the acquisition and disposition of mineral claims in British Columbia.

(d)	Criminal Convictions:

The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Civil Proceedings:

The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

The Reporting Person is a citizen of Canada.

CUSIP No. 46267T 10 7

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On March 9, 2001, the Company issued to the Reporting Person 2,500,000 shares of common stock at a price of $0.001 per share for total proceeds of $2,500. These amounts were paid out of the Reporting Person’s personal funds.

On January 10, 2006, the Reporting Person acquired an additional 2,050,000 shares of common stock from Gordon F. Burley pursuant to a share transfer agreement dated January 10, 2006. The acquisition was paid for out of the Reporting Person’s personal funds.

ITEM 4.	PURPOSE OF TRANSACTION

The March 9, 2001 acquisition of 2,500,000 shares by the Reporting Person was an initial investment by one of the founding shareholders of the Issuer. The Reporting Person acquired an additional 2,050,000 shares on January 10, 2006 in order to increase her controlling interest in the Company.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of January 10, 2006, the Reporting Person beneficially owns the following securities of the Company:

Title of Security	Amount	Percentage of Shares of Common Stock
---------------------------------	----------------	--------------------------------------------------
Common Stock	4,550,000	49.79%
---------------------------------	----------------	--------------------------------------------------

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information i provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement. As of January 10, 2006, there were 9,137,500 shares of our common stock issued and outstanding.

(b)	Power to Vote and Dispose of the Company Shares:

The Reporting Person has the sole power to vote or to direct the vote of the Company Shares held by her and has the sole power to dispose of or to direct the disposition of the Company Shares held by her.

CUSIP No. 46267T 10 7

(c)	Transactions Effected During the Past 60 Days:

On January 10, 2006, the Reporting Person acquired 2,050,000 shares of the Company’s common stock at a price of $0.001 per share pursuant to a share transfer agreement dated January 10, 2006 between the Reporting Person and Gordon F. Burley.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

99.1	Share Transfer Agreement between Gordon F. Burley and Lorrie Ann Archibald dated January 10, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 10, 2006
Date

/s/ Lorrie Ann Archibald
Signature

LORRIE ANN ARCHIBALD
Name/Title